UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2020

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                  Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Accelerating Growth dated 17 December 2020, prepared by WPP plc.

 17 December 2020

Accelerating Growth

WPP is hosting a virtual presentation for investors and analysts which will provide an update on its strategy for growth, set out opportunities for efficiency and reinvestment, outline its plans for capital allocation and provide new medium-term financial targets. The event will be webcast live from 1pm GMT today at www.wpp.com/investors and available for replay subsequently.

Strategic goals

■  Return core Communications business to sustainable growth
■  Expand further into high-growth areas of Commerce, Experience and Technology - from 25% of our business today to 40% by 2025
■  Fund growth and improve profitability through gross annual cost savings of £600 million by 2025, with approximately two-thirds reinvested in talent, incentives and technology to drive growth
■  Supplement growth through targeted, scalable M&A of £200-400 million annually
■  Invest capital expenditure of £450-500 million per annum in 2021 and 2022 and £300-350 million per annum thereafter, in our campus programme, ERP systems and shared services to deliver gross cost savings and improved business insight and talent management

Medium-term targets

■  Recovery to 2019 revenue less pass-through costs levels by 2022
■  3-4% annual growth in revenue less pass-through costs from 2023, including M&A benefit of 0.5-1.0% annually
■  15.5-16.0% headline operating margin in 2023
■  Double-digit headline EPS growth over next three years
■  New dividend policy: intention to grow annually with a pay-out ratio around 40% of headline EPS
■  Average net debt/EBITDA maintained in the range 1.5-1.75x

2020 and 2021 guidance

■  LFL revenue less pass-through costs growth of -6.7% in the two months to November
■  2020 LFL revenue less pass-through costs growth expected to be in line with year to date performance of -8.4%
■  2020 headline operating margin expected to be 12.5-13.0%
■  2020 year-end net debt expected to be around £1.6 billion
■  2020 dividend in line with new policy
■  2021 LFL revenue less pass-through costs growth of mid-single-digits %, with headline operating margin of 13.5-14.0%
■  Kantar share buyback programme to resume in 2021

Mark Read, CEO of WPP, said:

"It has been two years since we set out our strategy to return WPP to growth. Since then, we have made significant progress, with stronger agency brands, new leadership, a simpler structure and a strong balance sheet. We can see the results in our industry-leading new business performance, with $5.6 billion won in the first nine months including Alibaba, HSBC, Intel, Uber and Unilever.

"The events of 2020 have only accelerated the structural changes in our industry, from the expansion of digital channels to growing demand for ecommerce solutions. The actions that we have taken have positioned us well, and we are already working with 76 of our top 100 clients on ecommerce. There are significant new growth opportunities for WPP as clients demand simple, integrated solutions that combine creativity with technology and data expertise. Clients need trusted partners more than ever to help them transform and succeed.

"In partnership with our agency brands we are deepening and accelerating the change already happening within WPP. We aim to return our Communications business to sustainable growth and invest further in the high-growth areas of Commerce, Experience and Technology. We are converting our size into scale, making us more effective and efficient as we share expertise across a simpler company of stronger agency brands. £400 million of the targeted £600 million savings will be used to fund investment in the capabilities and technology that will drive future growth for our people, our clients, our business and our shareholders."

For further information:

Investors and analysts
Peregrine Riviere                 }       +44 7909 907193
Fran Butera (US)                 }        +1 914 484 1198

Media
Chris Wade                           }      +44 20 7282 4600

Richard Oldworth,                        +44 20 7466 5000
Buchanan Communications         +44 7710 130 634

wpp.com/investors

Progress since December 2018

WPP has made substantial progress since launching its new strategy in December 2018. We now operate through fewer, stronger agency brands, with the creation of the integrated agencies VMLY&R and Wunderman Thompson. More recently we have announced the formation of the AKQA Group with AKQA and Grey, and the creation of VMLY&R Commerce through the combination with Geometry. These new integrated agency models provide clients with simple solutions not only in communications but also in experience, health, ecommerce, data and technology. Under GroupM, our media business leads its industry, winning a disproportionate share of this year's new business reviews. The resilience of our public relations and public affairs agencies has been clearly demonstrated in 2020. Hogarth, our production agency, continues to innovate to provide more data-driven and personalised content solutions.

Together, WPP can provide clients with powerful solutions across all their needs and the effectiveness of this offer is reflected in our industry-leading new business performance with $5.6 billion of new business won in the first nine months of the year. Our ability to bring together creative, media, data, technology and public relations was demonstrated most recently with the retention and expansion of our relationship with Walgreens Boots Alliance.

We are building a strong culture and attracting new talent. Many of our major agencies have new leadership, from internal promotions and external hires, who are working together as part of a WPP Executive Committee. Most recently we appointed Andy Main to lead Ogilvy.  We have bolstered our creative talent around the world, attracting some of the best people in our industry. We now have around a third of our people co-located on 20 campuses around the world, bringing our agencies closer together.

We have significantly simplified WPP and reduced debt, putting the company in a solid financial position to navigate 2020. We have sold more than 60 businesses and investments, raising over £3.5 billion; merged 100 small, local offices; and closed a further 80 business units. Our net debt has more than halved from £4.9 billion at September 2018 to £2.3 billion at September 2020 and is expected to end the year at around £1.6 billion.

This strategic progress is becoming evident in our results. Our relative performance has consistently improved over recent quarters, and both globally and in the US we have outperformed the average of our global marketing services peers for the last two quarters; we are leading in new business in 2020; and our client satisfaction scores continue to improve, with a clear acceleration during the pandemic as clients placed additional value on the work that we do for them. Despite the challenges of the pandemic, we grew our relationships with 15 of our top 30 clients in the third quarter of the year.

Addressable market and WPP's growth agenda

The profound changes to consumer behaviour brought about by COVID-19 have only accelerated the need for companies to invest in digital technologies, ecommerce and new customer experiences. We are strongly positioned to benefit from this acceleration. WPP provides services in a global market with addressable fee income of over $300 billion in 2019. Just over half of the addressable market is in our core Communications services of media, creative and PR, which are forecast to grow at around 1% annually 2021-2024. The balance of spend is in higher-growth areas of Experience, Commerce and Technology, where client spend is forecast to grow at around 10% annually over the same period.

WPP's business mix in 2019 was approximately 75% in Communications and 25% in Experience, Commerce and Technology. Our goal is to deliver sustainable growth in Communications through a focus on digital communications, and to expand further into high-growth areas of Commerce, Experience and Technology, growing our mix from 25% to 40% by 2025, so that we increase our share of the higher-growth areas of client spend. Furthermore, leveraging WPP's existing global strength we will accelerate our investment in high growth potential markets, such as China, India and South America.

In our four integrated creative agencies, we will increase investment in creative talent, our global client teams and our content and technology platforms, as well as attractive industry sectors such as consumer packaged goods, technology and healthcare. We will supplement organic growth with targeted acquisitions, scalable across WPP, which bring in additional talent, capability and technology.

In our media business, we will drive growth through investment in our innovative digital platforms, such as Xaxis, our programmatic business, and Finecast, our market-leading addressable TV platform.

In PR and other specialist communications, we are well-positioned to meet demand for advice around purpose, reputation management and sustainability, which will be the growth drivers of the next few years.

Purpose and sustainability progress and priorities

Our purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. We have the ability to use the power of marketing to communicate the actions that our clients are taking to build a sustainable future and a more inclusive society.

Our goal is for WPP to be the employer of choice for all. This year, as part of a series of commitments to tackle racism, we formed a Global Inclusion Council to help accelerate change throughout WPP. The Council's role is to give a voice to under-represented groups at the highest level of WPP, recommend programmes, policies and initiatives that will systemically create more inclusive and diverse workplaces, advise on leadership succession, and remove barriers to progress. We have also committed to investing $30 million over three years to fund inclusion programmes within WPP and to support external organisations. We will be publishing our racial diversity data annually in our sustainability report.

We have made significant progress in driving gender equality, with women now representing 50% of our senior managers. At the most senior executive level, this figure is 37%, and our aim is to achieve parity. From 2021, we will be integrating inclusion and diversity metrics into executive remuneration to hold our leaders accountable for progress.

We have made major steps in reducing our environmental impact, cutting our carbon emissions intensity (scope 1 and 2) by 69% and absolute emissions by 58% since 2006. We have committed to halving our scope 1 and 2 emissions intensity by 2030, from a 2017 baseline. This year, we set two new goals: to reach net zero carbon emissions in our campuses by 2025, and to source 100% of our electricity from renewable sources by 2025. We are also completing a scope 3 carbon inventory in order to set value chain carbon reduction targets and have started taking steps to address the carbon emissions associated with our value chain, for example as a founding member of AdGreen, a new standard aimed at reducing the emissions associated with advertising production.

Efficiency and reinvestment

WPP has a very material opportunity to unlock cost savings, creating a more efficient operating platform for its agencies and reinvesting the savings in growth. We aim to achieve annual gross savings of around £600 million by 2025 by simplifying our operating model, generating efficiencies in procurement and real estate, and through improving the effectiveness of our support functions and shared services. These savings include the £200 million permanent savings previously highlighted, which are part of the 2020 cost reduction in response to the COVID-19 pandemic.

Of the total cost savings target, we expect to reinvest around two-thirds into talent, technology and incentives to drive growth. These cost savings will be phased over the next five years.

Capital allocation

The four elements of our capital allocation strategy are as follows:

Capital expenditure: we will continue to invest in our technology infrastructure and campuses, building platforms for our people and our clients, and supporting reduced property costs and standardised systems. Capex will rise to £450-500 million in 2021 and 2022, reflecting the peak of campus and IT investments but also in part reflecting the postponement of some 2020 spend. After 2022, we expect capex to return to a more normalised range of £300-350 million per annum.

Dividend: our goal is to pay a dividend that is growing and sustainable, reflecting the strong cash generation of the business while allowing for sufficient reinvestment for growth. Starting from the current year, we intend to grow the dividend annually and to pay out approximately 40% of headline earnings per share.

M&A: acquisitions have always been an important engine for growth for WPP, enhancing organic growth and introducing future talent. We intend to pursue a focused M&A strategy, building out our capabilities in key growth areas, such as marketing technology and ecommerce, and concentrating on a few targets with critical mass which are scalable across WPP's offering to our clients. We expect to spend £200-400 million a year on acquisitions.

Excess capital and leverage target: we anticipate recommencing the share buyback funded by the Kantar transaction proceeds in 2021. We expect to generate and return ongoing excess capital in future years, subject to our leverage target of 1.5-1.75x average net debt/EBITDA.

Current trading and 2020 full year outlook

Trends in October and November have been as expected, with LFL revenue less pass-through costs growth of -6.7% across the two months, taking the year-to-date performance to -8.4%.

We expect full-year 2020 LFL revenue less pass-through costs to be in line with the 11-month figure. Headline operating profit margin is expected to be 12.5-13.0%, reflecting a very strong performance on cost reduction. We expect year-end net debt to be around £1.6 billion, supported by strong working capital management.

2021 guidance and medium-term targets

For 2021, we expect mid-single-digits % LFL growth in revenue less pass-through costs, and a headline operating margin of 13.5-14.0%.

We expect to return to 2019 levels of revenue less pass-through costs by 2022. From 2023, we are targeting annual revenue less pass-through costs growth of 3-4%, including an annual benefit from M&A of around 0.5-1.0%. Based on the expected phasing of our five-year efficiency plan and reinvestment, we anticipate a headline operating margin of 15.5-16.0% in 2023, and double-digit headline EPS growth over the next three years.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2019 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 17 December 2020	By: ______________________
Balbir Kelly-Bisla
Company Secretary